HICKOK
INCORPORATED

ENDORSEMENT_LINE_____ SACKPACK_____

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C123456789

000000000.000000 ext   000000000.000000 ext
000000000.000000 ext   000000000.000000 ext
000000000.000000 ext   000000000.000000 ext

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

| X |

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A **Proposals — The Board of Directors recommends a vote FOR all the nominees listed, FOR Proposals 2, 3 and 5, and FOR three year say on pay votes.**

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - ROBERT L. BAUMAN	☐	☐	02 - T. HAROLD HUDSON	☐	☐	03 - JAMES T. MARTIN	☐	☐
04 - MICHAEL L. MILLER	☐	☐	05 - JANET H. SLADE	☐	☐	06 - KIRIN M. SMITH	☐	☐

	For	Against	Abstain		For	Against	Abstain
2. Ratification of Meaden & Moore, Ltd. as the Company's Independent Auditor's for 2011.	☐	☐	☐	3. Approval of the advisory resolution relating to executive officer compensation disclosed in this proxy statement.	☐	☐	☐

	1 Yr	2 Yrs	3 Yrs	Abstain		For	Against	Abstain
4. Say When on Pay - An advisory vote on the approval of the frequency of shareholder votes on executive compensation.	☐	☐	☐	☐	5. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.	☐	☐	☐

B **Non-Voting Items**

Change of Address — Please print new address below.

C **Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890   J N T

1 U P X   1 0 6 2 0 8 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

019F6B

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

HICKOK
INCORPORATED

Proxy — HICKOK INCORPORATED

10514 Dupont Avenue
Cleveland, Ohio 44108-1399
This PROXY is solicited on Behalf of the Board of Directors for the Annual Meeting - February 23, 2011

The undersigned hereby appoints Robert L. Bauman, Gregory M. Zoloty and Michael L. Miller and each of them with the power of substitution or resubstitution as proxies, and authorizes them to vote, as designated on the reverse, all of the common shares of Hickok Incorporated held of record by the undersigned on January 4, 2011 at the Annual Meeting of Shareholders to be held on February 23, 2011 or any adjournment thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.